Annual General Meeting of Shareholders of Can-Fite BioPharma Ltd.

Date: July 31, 2023

See Voting Instructions On Reverse Side.

Please make your marks like this: ☒ Use pen only

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS FOR THE MEETING

Proposal	For	Against	Abstain
1. To re-elect Abraham Sartani to the Company's Board of Directors as a Class I director, until his term expires in accordance with his class.	☐	☐	☐
2. To re-elect Yaacov Goldman as one of the Company's external directors for a three-year term ending July 24, 2026.	☐	☐	☐

	Yes	No
2A. Please mark **YES** if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark **NO** if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.**	☐	☐

Proposal	For	Against	Abstain
3. To approve the grant of options to each of the Company's directors, excluding Dr. Pnina Fishman, the Company's Chief Executive Officer and director, as described in the accompanying proxy statement.	☐	☐	☐
4. To approve the grant of options to Dr. Pnina Fishman, the Company's incoming Chairman of the Board, as described in the accompanying proxy statement.	☐	☐	☐

	Yes	No
4A. Please mark **YES** if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark **NO** if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.**	☐	☐

Proposal	For	Against	Abstain
5. To approve amendments to the terms of employment for Dr. Pnina Fishman as the Company's incoming Chairman of the Board of Directors, as described in the accompanying proxy statement.	☐	☐	☐

	Yes	No
5A. Please mark **YES** if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark **NO** if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.**	☐	☐

Proposal	For	Against	Abstain
6. To approve amendments to the terms of employment for Mr. Motti Farbstein as the Company's incoming Chief Executive Officer, as described in the accompanying proxy statement.	☐	☐	☐

	Yes	No
6A. Please mark **YES** if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark **NO** if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.**	☐	☐

Proposal	For	Against	Abstain
7. To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's registered public accounting firm for the year ending December 31, 2023 and until the Company's next annual general meeting of shareholders, and to authorize the audit committee to fix such accounting firm's compensation.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here　　____________ Please Date Above

________________ Please Sign Here　　____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Can-Fite BioPharma Ltd. to be Held on July 31, 2023 for Holders as of July 3, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on July 21, 2023

To view the proxy statement associated with this meeting, please visit:

PROXY TABULATOR FOR
CAN-FITE BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Can-Fite BioPharma Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on July 21, 2023)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Can-Fite BioPharma Ltd.** (the "Company"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **July 3, 2023** at the **Annual General Meeting of Shareholders** of the Company to be held on **July 31, 2023** at **3:00 p.m.** (Israel time), at the offices of the Company, located at 10 Bareket Street, Petach Tikva, Israel, and at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" ON EACH OF THE PROPOSALS AT THE MEETING

NOTE:

1. **Please direct the Depositary how to vote by placing an X in the box opposite each agenda item.**
2. **It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
3. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O. Box 8016
CARY, NC 27512-9903